Exhibit 4.26

(English Translation)

Lease Contract (Revised Edition)

This Lease Contract (hereinafter referred to as “this Contract”) is made by and between the following two parties, taking effect since January 1, 2009.

Lessor: Daqo New Material Co., Ltd.

Address: Industrial Park of Wanzhou District, Chongqing

Legal representative: Xu Guangfu

Lessee: Chongqing Daqo New Energy Co., Ltd.

Address: (Salt and Gas Chemical Industrial Park of Wanzhou District) Xianjia Village, Longdu Street, Wanzhou District, Chongqing

Legal representative: Xu Guangfu

Given the Lessor and the Lessee had signed a lease contract taking effect on July 1, 2008 (hereinafter referred to as “2008 Contract”), certain matters are agreed therein;

Given the Lessor and the Lessee have negotiated on the issue of leasing and made an agreement to modify and restate the 2008 Contract and let this Contract to replace the 2008 Contract;

In accordance with the Contract Law of the People’s Republic of China and related laws and regulations, the two parties have made the following agreements upon equal negotiation:

Article 1 Effective date of this Contract

The parties agree that this Contract will take effect from January 1, 2009.

Article 2 Lease subject

The subject of this Lease Contract includes all the equipment, land, factory buildings and other buildings which are owned or used by the Lessor and are situated at the Salt and Gas Chemical Industrial Park of Wanzhou District (the above-mentioned equipment, land, factory buildings and other buildings are collectively referred as “Lease Subject”; the ownership of the above-mentioned equipment, factory buildings and other buildings and land use right are collectively referred as “Property Right”).

Article 3 Lease term and the Lessee’s purchase option

1.	The lease term of this Contract is five years, from January 1, 2009 to December 31, 2014.
2.	If the Lessee wants to extend the lease term for business need, the Lessee is entitled to renew this Contract for another five years with the Lessor within one month prior to expiration of this Contract under the same conditions with this Contract and the Lessor shall consent on the renewal. Where the Lessee wants to continue to rent the lease subject within one month prior to expiration of the extended lease term, the Lessor shall continue to rent the lease subject to the Lessee.

3.	The Lessor hereby irrevocably grants the Lessee the right to: under the conditions permitted by law in the future, the Lessee is entitled at any time within the period of existence of the lease relationship, and within one year after the expiry of the lease, ask the Lessor to sell the property right of lease subject to the Lessee or to companies or individuals designated by the Lessee by the prevailing fair price. The above-mentioned fair price for the property right of lease subject shall be determined by mutual negotiation. When the both parties can not reach consensus, the price shall be determined by an independent third party selected by the two sides with assessment.

Article 4 Property right

1.	During the lease term, the property right of the lease subject under Article 1 of this Contract belongs to the Lessor. The Lessee only has the right to use the lease subject.
2.	If the Lessor transfers the property right of the lease subject to a third party in accordance with applicable laws or legal procedures, unless otherwise agreed by the Lessee in writing, this Contract shall continue to be valid for the new owner. In addition, the Lessor is obliged to notice the Lessee in reasonable period before the transfer, and the Lessee is entitled to have a preemptive right under the same conditions.

Article 5 Rent and payment

1.	Rent: RMB 6,125,000.00 per month.
2.	Rent payment: The rent shall be paid by month. The Lessor shall issue the settlement list and invoice on 25th of each month to the Lessee in order to handle the settlement procedures. And the Lessee shall make payment within ten working days after receiving the settlement list and invoice of the month.
3.	The starting and ending date for calculating the rent
(1)	The starting date for calculating the rent shall be January 1, 2009.
(2)	Within the lease term, the work stop caused by the Lessee or by natural reasons shall be calculated by calendar days.

Article 6 Obligations and responsibilities of both parties

1.	Obligations and responsibilities of the Lessor
(1)	The Lessor shall not hinder the Lessee’s quiet use, possession or enjoyment of the lease subject within the lease term, but the proper exercise of the rights under this Contract or related to this Contract by the Lessor will not constitute the prejudice.

(2)	The Lessor shall work closely with the construction, production and operation of the Lessee to meet the relevant requirements of the Lessee.
2.	Obligations and responsibilities of the Lessee
(1)	Legal and safe operation

The Lessee shall:

(i)	only use the lease subject for legal purposes;
(ii)	obtain and maintain all certificates, licenses, permits and authorization on the use and operation of the lease subject required from time to time and strictly perform the obligations of making payment and other related obligations under this Contract.
(2)	Property rights and interests

The Lessee shall:

(i)	not conduct or permit to conduct any thing that can be reasonably foreseeable to make the subject into fine, confiscation, seizure, embezzlement, damage or loss situation; or
(ii)	not set guarantees or other third-party interests on the lease subject except with the prior written permission of the Lessor.
(3)	Maintenance and overhaul
(i)	The Lessee shall maintain the lease subject in the similar manner at least and the degree of caution with other similar lease objects owned or operated by it.

Article 7 Liabilities for breach of contract

1.	Lessor’s rights and remedy measures under the default of the Lessee

If any event of default of the Lessee happens and continues to exist, the Lessor could take the following remedy measures at any time after the occurrence of the event of default (without prejudice to any other rights of the Lessor under this Contract).

(1)	to exercise any of the rights provided in the following item 2 (to terminate this Contract in advance); and/or
(2)	to accept this action and terminate the renting of the equipment by sending a notice to the Lessee (without prejudice to the unfinished obligations of the Lessee under this Contract); and/ or
(3)	to enforce this agreement or to obtain damages for breach of contract by the court with jurisdiction or by arbitration.
2.	Terminate this Contract in advance

If any event of default of the Lessee happens, the Lessor may send a notice to ask the Lessee to return the lease equipment. Under this condition, the Lessee shall pay to the Lessor the total of the following terms within three (3) days of the event of default (“the termination date of the agreement”):

(1)	Any due rent as of the termination date of the contract;
(2)	Any other fees that should be paid by the Lessee to the Lessor, which are generated on the termination date of the contract or have been due in accordance with this Contract or other documents; and

(3)	Any other costs and expenses (including legal fees, professional fees, inspection fees, disbursements and other costs) incurred or payable by the Lessor due to the return of the equipment by the Lessee, which are predictable at the time of signing this Contract.
3.	Liquidated damages under the default of the Lessor

If any event of default of the Lessor happens, the Lessee has the right to request the Lessor to compensate any direct or indirect loss suffered therefrom.

Article 8 Declarations and warranties

1.	The Lessor:
(1)	The Lessor is a duly incorporated and validly existing enterprise, and it has the right to sign and has the ability to perform this Contract.
(2)	The Lessor has obtained all the authorizations, certificates, licenses and qualifications necessary for the signing and performance of this Contract and they are all legitimate and valid.
(3)	In signing this Contract, any court, arbitral institution, administrative organ or regulatory body has not made any judgment, ruling, decision or a specific administrative act adverse for the Lessor to perform this Contract.
(4)	The required internal authorization for the Lessor to sign this Contract has been completed. The signatory of this Contract is the legal representative or authorized representative of the Lessor. After the commencement of this Contract, it is legally binding upon both parties to this Contract.
2.	The Lessee:
(1)	The Lessee is a duly incorporated and validly existing enterprise, and it has the right to sign and have the ability to perform this Contract.
(2)	The Lessee has obtained all the authorizations, certificates, licenses and qualifications necessary for the signing and performance of this Contract and they are all legitimate and valid.
(3)	In signing this Contract, any court, arbitral institution, administrative organ or regulatory body has not made any judgment, ruling, decision or a specific administrative act adverse for the Lessee to perform this Contract.
(4)	The required internal authorization for the Lessee to sign this Contract has been completed; the signatory of this Contract is the legal representative or authorized representative of the Lessee. After the commencement of this Contract, it is legally binding upon both parties to this Contract.

Article 9 Force majeure

1.	Force majeure as referred to in this Contract means unforeseeable, insurmountable and unavoidable objective events which cause significant impact on one party, including but not limited to natural disasters such as flood, earthquake, fire and windstorm as well as social events such as war, turmoil, government action, etc.
2.	As the occurrence of a force majeure event leads to the failure of this Contract to be fulfilled, the party suffering from the force majeure shall immediately inform the other party of the force majeure event in writing and shall provide details of the force majeure event and written information about nonperformance or delayed performance of this Contract within 3 days. After being approved and consulted by both parties, they consent to terminate this Contract or temporarily delay the performance.

Article 10 Notice

1.	Unless otherwise stipulated, all notices under this Contract or in relation to this Contract may be delivered in written letter or fax. When delivered in the following ways, notices shall be deemed valid:
(1)	If delivered by written letter, it is to be effective on the date of receiving or the seventh date after delivery, and the earlier date of those two dates shall prevail; and
(2)	If delivered by fax, it is to be effective on the date that the document is sent and the sender has informed the other party about the delivery by phone.

Article 11 Governing laws and dispute resolution

1.	This Contract is governed by and construed in accordance with the laws of China.
2.	Any dispute arising from or in connection with this Contract shall be submitted to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration which shall be conducted in accordance with the CIETAC arbitration rules in effect at the time of applying for arbitration. The place of arbitration is in Beijing and Chinese is used in arbitration proceedings. The arbitral award is final and binding upon both parties.

Article 12 Interpretation of this Contract

The understanding and interpretation of this Contract shall be based on the purpose of this Contract and intent of the text. The title of this Contract is only for convenience to read and does not affect the interpretation of this Contract.

Article 13 Uniqueness and integrity of this Contract

This Contract is the unique and intact agreement between the Lessor and the Lessee on the lease subject and replaces all the preceding agreements, contracts or understanding between the two parties on the lease. Any modification of this Contract shall be made in writing and be signed by the Lessor and the Lessee.

Article 14 Duplication

This Contract is made in duplicate, both of which shall be deemed as original; all copies together constitute the same one.

This Contract is signed and stamped by the following two parties to be obeyed, effective on January 1, 2009.

The Lessor (Seal):	Common Seal	The Lessee (Seal):	Common Seal
Daqo New Material Co., Ltd. (Seal)		Chongqing Daqo New Energy Co., Ltd. (Seal)

Person in Charge (Signature):		Person in Charge (Signature):	/s/ Yao

Signing Date: August 19, 2009		Signing Date: August 19, 2009

Certificate for Registration and Record of Chongqing Housing Lease Contract

Contract registration and record No. (2009) 00012

Lessor: Daqo New Material Co., Ltd.

Lessee: Chongqing Daqo New Energy Co., Ltd.

The Lessor rents to the Lessee the premise located in No. 666 Longdu Street, Wanzhou District, Chongqing. The premise certificate number is 301 of certificate of origin (2009) 08419, 08420, 08421, 08422 and 08423. The premise is for office use and others. The rented construction area is 20005.39 square meters and the lease term is from January 1, 2009 to December 31, 2013. The Housing Lease Contract has already been registered and recorded in accordance with the relevant provisions of Regulations on Chongqing Urban Real Estate Transaction Management in real estate management department.

Real Estate Management Department (Seal)

Wanzhou District Housing Exchange of Chongqing (Seal)

November 9, 2009

Notes:

1. The certificate is held by both parties of the lease contract.

2. The matters described in this certificate have been registered and recorded by the real estate management department. In case of any change, both sides need to apply to the real estate management department for change of registration of the certificate.

3. The details agreed by both parties shall see the Housing Lease Contract.

4. The certificate will be legal and valid within the lease term.

5. The certificate may not be altered. Once altered, the certificate becomes invalid.

Note: